

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

<u>Via E-mail</u>
Donna Dellomo
Chief Financial Officer
Perfumania Holdings, Inc.
35 Sawgrass Drive, Suite 2
Bellport, NY 11713

> **Re: Perfumania Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 23, 2012**
> **File No. 333-179124**

Dear Ms. Dellomo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Material U.S. Federal Income Tax Consequences of the Merger, page 110</u>

<u>Tax Consequences of the Merger Generally, page 111</u>

1. Under the merger agreement, in exchange for their shares of Parlux common stock, Parlux stockholders may elect to receive consideration consisting of either shares of Perfumania common stock or a combination of shares of Perfumania common stock and cash. In the last full paragraph on page 111, however, the disclosure suggests that the consideration could also be all cash. Please revise your disclosure accordingly.

Item 21. Exhibits and Financial Statement Schedules, page II-1

Exhibit 8.1 – Opinion of Edwards Wildman Palmer LLP as to tax matters

2. Please have counsel revise the opinion to address the tax consequences to shareholders that elect to receive all stock consideration. In this regard, we note that the tax consequences of such an election are addressed on page 111 of the Form S-4. This comment also applies to Exhibit 8.2 – Opinion of Squire Sanders (US) LLP as to tax matters.

3. Please have counsel revise the opinion to consent to the discussion of the opinion in the prospectus, the reproduction of the opinion as an exhibit and being named in the registration statement. Refer to Section IV of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website. This comment also applies to Exhibit 8.2 – Opinion of Squire Sanders (US) LLP as to tax matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Matthew C. Dallett